Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated August 9, 2021

Registration No. 333-257980

Eliem Therapeutics, Inc.

This free writing prospectus relates to the public offering of common stock of Eliem Therapeutics, Inc. (“Eliem”) and should be read together with the preliminary prospectus dated August 3, 2021 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of common stock. On August 9, 2021, Eliem filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 3”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1768446/000119312521239810/d105292ds1a.htm

The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

Increase to Number of Shares Offered and Change to Estimated Initial Offering Price

The number of shares of our common stock offered in this offering set forth in the Preliminary Prospectus has been increased to 6,000,000 shares from 4,500,000 shares. The number of shares of our common stock that the underwriters have an option to purchase set forth in the Preliminary Prospectus has been increased to 900,000 shares from 675,000 shares.

The estimated initial public offering price per share of our common stock set forth in the Preliminary Prospectus was $17.00 to $19.00, and has been changed to $12.50 per share.

As a result of the increase in the number of shares offered and decrease in the estimated initial public offering price per share, the anticipated net proceeds from the sale of shares of common stock in this offering as set forth in the Preliminary Prospectus has decreased to $67.0 million ($77.5 million if the underwriters exercise in full their option to purchase additional shares).

Update to “Prospectus Summary—The Offering”

The disclosure set forth in the section of the Preliminary Prospectus titled “Prospectus Summary—The Offering” has been revised to indicate the increase to the number of shares offered in this offering as follows:

Common stock offered by us	6,000,000 shares

Option to purchase additional shares	900,000 shares

Common stock to be outstanding immediately after this offering	24,958,226 shares (or 25,858,226 shares if the underwriters exercise their option to purchase additional shares in full)

The disclosure set forth in the section of the Preliminary Prospectus titled “Prospectus Summary—The Offering” has also been revised to include the following disclosure:

Certain of our existing stockholders have indicated an interest to purchase shares of our common stock in this offering at the public offering price and on the same terms as other purchasers, including RA Capital Management who has indicated an interest in purchasing up to $40.0 million in shares of our common stock in the offering. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these existing stockholders may elect not to purchase any shares in this offering, or the underwriters may elect not to sell any shares in this offering to any or all of these entities.

Update to “Prospectus Summary—Summary Consolidated Financial Data”

The consolidated balance sheet data disclosure set forth in the section of the Preliminary Prospectus titled “Prospectus Summary— Summary Consolidated Financial Data” has been revised as follows:

	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$47,911	$107,911	$174,911
Total assets	53,686	113,686	180,686
Working capital(4)	48,467	108,467	175,467
Total liabilities	4,070	4,070	4,070
Redeemable convertible preferred stock	92,798	—	—
Accumulated deficit	(46,737)	(46,737)	(46,737)
Total stockholders’ (deficit) equity	(43,182)	109,616	176,616

(1)

The pro forma column in the balance sheet table above gives effect to (i) the issuance and sale of 3,846,150 shares of Series B redeemable convertible preferred stock and the receipt of $60.0 million of gross proceeds in May 2021, (ii) the conversion of all outstanding shares of redeemable convertible preferred stock, including the Series B redeemable convertible preferred stock issued in May 2021, into 15,345,279 shares of common stock immediately upon the closing of this offering and (iii) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect upon the closing of this offering.

(2)

The pro forma as adjusted column in the balance sheet table above further reflects our receipt of the net proceeds from the sale of 6,000,000 shares of common stock in this offering at the assumed initial public offering price of $12.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $12.50 per share would increase or decrease, respectively, the amount of cash, total assets, working capital and total stockholders’ (deficit) equity by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease the amount of cash, total assets, working capital and total stockholders’ (deficit) equity by approximately $11.6 million, assuming the assumed initial public offering price per share remains the same and after deducting underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)	We define working capital as current assets less current liabilities

Update to “Risk Factors”

The risk factors set forth in the section of the Preliminary Prospectus titled “Risk Factors” has been revised to include the following risk factor:

Participation in this offering by our existing stockholders and their affiliated entities will reduce the public float for our common stock.

Certain of our existing stockholders have indicated an interest to purchase shares of our common stock in this offering at the public offering price and on the same terms as other purchasers, including RA Capital Management who has indicated an interest in purchasing up to $40.0 million in shares of our common stock in the offering. To the extent our existing stockholders and their affiliated entities participate in this offering, including RA Capital Management which is an affiliate of the company, such purchases would reduce the nonaffiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float will reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

Update to “Capitalization”

The tabular disclosure set forth in the section of the Preliminary Prospectus titled “Capitalization” has been revised as follows:

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash	$47,911	$107,911	$174,911

Redeemable convertible preferred stock, $0.0001 par value – 12,909,389 shares authorized, 11,499,129 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted	92,798	—	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value – no shares authorized, issued, or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value – 40,000,000 shares authorized, 3,482,798 shares issued and outstanding, actual; 250,000,000 shares authorized, 18,958,226 shares issued and outstanding, pro forma; 250,000,000 shares authorized, 24,958,226 shares issued and outstanding, pro forma as adjusted	1	1	1
Additional paid-in capital	3,554	156,352	223,352
Accumulated deficit	(46,737)	(46,737)	(46,737)

Total stockholders’ (deficit) equity	(43,182)	109,616	176,616

Total capitalization	$49,616	$109,616	$176,616

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share of common stock would increase (decrease) each of cash, additional paid-in capital, total stockholders, (deficit) equity and total capitalization by $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $11.6 million, assuming the assumed initial public offering price of $12.50 per share of common stock remains the same, after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and will depend on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

Update to “Dilution”

The disclosure set forth in the fourth, fifth, sixth and seventh paragraphs and the accompanying table section of the Preliminary Prospectus titled “Dilution” has been updated in its entirety to read as follows:

After giving further effect to the receipt of the net proceeds from our sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021, was $176.6 million, or $7.08 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.30 per share to our existing stockholders and immediate dilution of $5.42 per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to investors in this offering:

Assumed initial public offering price per share		$12.50
Historical net tangible book value (deficit) per share as of March 31, 2021	$(11.95)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described above	17.73

Pro forma net tangible book value per share as of March 31, 2021	5.78
Increase in pro forma net tangible book value per share attributed to investors purchasing shares in this offering	$1.30

Pro forma as adjusted net tangible book value per share after this offering		$7.08

Dilution in pro forma net tangible book value per share to investors in this offering		$5.42

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $0.22 and dilution to investors in this offering by $0.78, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. An increase of 1,000,000 shares in the number of shares of common stock offered by us would increase the pro forma as adjusted net tangible book value by $0.18 per share and the dilution to investors in this offering would decrease by $0.18 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares of common stock offered by us would decrease the pro forma as adjusted net tangible book value by $0.19 per share and the dilution to investors in this offering would increase by $0.19 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $7.23 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $0.15 per share and the dilution per share to investors in this offering would be $0.15 per share, in each case assuming an initial public offering price of $12.50 per share.

Eliem has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Eliem has filed with the SEC for more complete information about Eliem and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from SVB Leerink LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at 800-808-7525 ext. 6105 or by email at syndicate@svbleerink.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, or by telephone at 888-474-0200, or by email at ecm.prospectus@evercore.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544 or by email at GSEquityProspectusDelivery@guggenheimpartners.com.